SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Medarex, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

583916-10-1

(CUSIP Number)

BCC Acquisition I LLC

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California 94111

(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6052

(Name, address and telephone number of person authorized to receive notices and communications)

April 22, 2004

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP NO. 583916-10-1	13D	Page 2 of 14 pages
Amendment No. 5

1.	Names of Reporting Persons BCC Acquisition I LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP NO. 583916-10-1	13D	Page 3 of 14 pages
Amendment No. 5

1.	Names of Reporting Persons The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. 583916-10-1	13D	Page 4 of 14 Pages
Amendment No. 5

1.	Names of Reporting Persons Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP No. 583916-10-1	13D	Page 5 of 14 Pages
Amendment No. 5

1.	Names of Reporting Persons Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP NO. 583916-10-1	13D	Page 6 of 14 pages
Amendment No. 5

INTRODUCTION

BCC Acquisition I LLC, a Delaware limited liability company (“BCC Acquisition”), hereby files this Amendment No. 5 (the “Amendment”) to the Statement on Schedule 13D, as amended to date, (the “Statement”) on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified herein pursuant to the Agreement with Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein are deemed to have the same definition as ascribed thereto in the Statement.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition. Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC. Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.

On April 22, 2004, BCC Acquisition distributed 3,791,346 shares of Common Stock of the Issuer to its members, representing all of BCC Acquisition’s interests in the Issuer. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company. BCC in turn distributed to its partners: (a) all 2,829,763 shares of Common Stock of the Issuer received from BCC Acquisition and (b) 115,600 shares of the Common Stock owned directly by BCC. Together, (a) and (b) represent all of BCC’s interest in the Common Stock of the Issuer. BCC’s limited partners are BCC Amalgamated, L.L.C. and The Craves Group LLC, and its general partner is BCC Management. BCC Management in turn distributed to its partners all of its interest in the Common Stock of the Issuer. BCC Management’s members are BCC Amalgamated, L.L.C. and The Craves Group LLC. Each of BCC Acquisition, BCC and BCC Management are beginning the process of liquidation.

The Reporting Persons now hold no Common Stock of the Issuer.

CUSIP NO. 583916-10-1	13D	Page 7 of 14 pages
Amendment No. 5

Item 1. Security and Issuer

The class of equity securities to which this Statement relates to is the common stock, par value of $0.01, of Medarex, Inc., a corporation incorporated under the laws of New Jersey, whose principal executive offices are located at 707 State Road, Princeton, New Jersey 08540.

Item 2. Identity and Background

This Amendment is filed on behalf of BCC Acquisition, BCC, BCC Management and BCC LLC, which serves as an investment advisor to BCC Management pursuant to an advisory agreement. BCC Acquisition, BCC, BCC Management and BCC LLC are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

a.	BCC Acquisition

The principal executive offices of BCC Acquisition are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Acquisition is a manager-managed Delaware limited liability company formed for the purpose of completing the transactions described in the Statement. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company (“BIG”). The manager of BCC Acquisition is BCC, which has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

CUSIP NO. 583916-10-1	13D	Page 8 of 14 pages
Amendment No. 5

b.	BCC

The principal executive offices of BCC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies. BCC is the manager of BCC Acquisition and has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

c.	BCC Management

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, L.L.C., a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set fort on Schedule 1 hereto.

d.	BCC LLC

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware

CUSIP NO. 583916-10-1	13D	Page 9 of 14 pages
Amendment No. 5

limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: PCP-BCC Acquisition, LLC, a Delaware limited liability company (“PCP-BCCA”), which purchased all of BCC Amalgamated, L.L.C.’s interest in BCC LLC as of March 24, 2004 (65.23%); Frederick B. Craves (21.74%); Sanford Zweifach (5.80%); Carl Goldfischer (5.80%); and Lori Robson (1.43%). The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The purpose of the transaction is to distribute all Common Stock of the Issuer held by each of BCC Acquisition, BCC and BCC Management in connection with each entity’s process of liquidation.

CUSIP NO. 583916-10-1	13D	Page 10 of 14 pages
Amendment No. 5

Item 5. Interest in Securities of the Issuer.

Item 5, paragraphs (a) and (b), is amended to read as follows:

(a) and (b)

The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer’s report on Form 10-K for the fiscal year ending December 31, 2003, that it had 79,087,401 shares of Common Stock outstanding as of February 27, 2004) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote		Power to Dispose
Reporting Person			Shared	Sole	Shared	Sole
BCC Acquisition I	0	0	0		0
BCC Fund I, L.P.	0	0	0		0
BCC Management LLC	0	0	0		0
BCC LLC	0	0	0		0

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

CUSIP NO. 583916-10-1	13D	Page 11 of 14 pages
Amendment No. 5

The Reporting Persons note that Dr. Frederick B. Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC and BCC Management, is a member of the Issuer’s Board of Directors.

(c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in the Introduction and Item 4 above.

(d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer on April 22, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

All contracts have been previously reported.

Item 7. Materials to Be Filed as Exhibits

None.

CUSIP NO. 583916-10-1	13D	Page 12 of 14 pages
Amendment No. 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 22, 2004

BCC Acquisition I LLC

By:	Its Manager The Bay City Capital Fund I, L.P.

	By:	Its General Partner Bay City Capital Management LLC

		By:	/s/ Fred B. Craves

		Name:	Fred B. Craves
		Its:	Manager and Managing Director

CUSIP NO. 583916-10-1	13D	Page 13 of 14 pages
Amendment No. 5

Schedule 1 to Schedule 13D

Bay City Capital Management LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 583916-10-1	13D	Page 14 of 14 pages
Amendment No. 5

Schedule 2 to Schedule 13D

Bay City Capital LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.